SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29337; File No. 812-13756]

Nationwide Life Insurance Company, <u>et al.</u>; Notice of Application

July 2, 2010

<u>Agency</u>: The Securities and Exchange Commission (the "Commission")

<u>Action</u>: Notice of Application for an order pursuant to Section 6(c) of the Investment

Company Act of 1940, as amended (the "1940 Act") granting exemptions from the

provisions of Sections 2(a)(32), 22(c), and 27(i)(2)(A) of the 1940 Act and Rule 22c-1

thereunder.

<u>Applicants</u>: Nationwide Life Insurance Company ("NWL"); Nationwide Variable

Account-II (the "Separate Account"); and Nationwide Investment Services Corporation

("NISC") (collectively, the "Applicants").

<u>Summary of Application</u>: Applicants seek an order pursuant to Section 6(c) of the 1940

Act granting exemptions from the provisions of Sections 2(a)(32), 22(c) and 27(i)(2)(A)

of the 1940 Act and Rule 22c-1 thereunder to the extent necessary to permit the recapture

of certain bonus credits applied to purchase payments made under a certain deferred

variable annuity contract ("Current Contract"). Applicants request that the relief under

the order extend to any deferred variable annuity contracts substantially similar in all

material respects to the Current Contract that NWL may issue in the future (the "Future

Contracts") (Current Contract and Future Contracts collectively, the "Contracts").

Applicants also request that the relief in the order extend to any other separate accounts

of NWL and its successors in interest that support the Future Contracts ("Other

Accounts") and any Financial Industry Regulatory Authority, Inc. ("FINRA") member broker-dealers controlling, controlled by, or under common control with any Applicant, whether existing or created in the future, that in the future may act as principal underwriter for the Contracts ("Other Underwriters").

Filing Date: The Application was filed on February 18, 2010 and amended on July 1, 2010.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Secretary of the Commission and serving the Applicants with a copy of the request, personally or by mail. Hearing requests must be received by the Commission by 5:30 p.m. on July 26, 2010, and should be accompanied by proof of service on the Applicants in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the requester's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary of the Commission.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, N.E., Washington, DC 20549-1090. Applicants, c/o Nationwide Life Insurance Company, One Nationwide Plaza 01-34-201, Columbus, Ohio 43215, Attn: Jamie Casto, Esq.

For Further Information Contact: Michelle Roberts, Senior Counsel, or Joyce M. Pickholz, Branch Chief, Office of Insurance Products, Division of Investment Management, at (202) 551-6795.

Supplementary Information: The following is a summary of the complete application. The complete application may be obtained via the Commission's Web site by searching for the file number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations

1.   NWL is a stock life insurance company organized under the laws of the

State of Ohio.[1] NWL offers traditional group and individual life insurance products as

well as group and individual variable and fixed annuity contracts. NWL is wholly owned

by Nationwide Financial Services, Inc.

2.   On October 7, 1981, the Nationwide Spectrum Variable Account was

established under Ohio law for the purpose of funding variable annuity contracts. On

April 1, 1987, the Board of Directors for NWL changed the name of the Nationwide

Spectrum Variable Account to Nationwide Variable Account-II. The Separate Account is

registered with the Commission as a unit investment trust (File No. 811-3330). The

Separate Account is divided into subaccounts. Each subaccount invests exclusively in

shares of one of several series-type open-end management investment companies. The

assets of the Separate Account support various variable annuity contracts, including the

Current Contract. The Current Contract was filed with the Commission on February 12,

2010 (File No. 333-164886). NWL may in the future issue Contracts through Other

Accounts of NWL.

3.   NISC is a wholly owned subsidiary of NWL. It serves as the general

distributor and principal underwriter of the Current Contract, as well as a number of other

NWL variable annuity contracts and variable life insurance policies. NISC is registered

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[1] Successors in interest to NWL is defined as any entity or entities that result from a reorganization into
another jurisdiction, a merger, a change in control or a change in the type of business organization.

as a broker-dealer under the Securities Exchange Act of 1934 and is a member of FINRA. NISC may, in the future, act as the general distributor and principal underwriter for Future Contracts. Additionally, Other Underwriters may act as general distributor and principal underwriter of Future Contracts.

4.	The Current Contract is an individual flexible premium deferred variable annuity contract that NWL may issue to individuals on a "non-qualified" basis or in connection with employee benefit plans that receive favorable federal income tax treatment under the Internal Revenue Code of 1986, as amended (the "Code"). The Current Contract requires an initial purchase payment of $10,000. If the Contract owner elects to make subsequent purchase payments, they must be at least $1,000 each ($150 each if submitted via automatic electronic transfer).

5.	The Current Contract makes available a number of subaccounts of the Separate Account to which a Contract Owner may allocate purchase payments and associated bonus credits (described below) and to which an owner may transfer contract value. The Current Contract also offers fixed-interest allocation options under which NWL credits guaranteed rates of interest for various periods. Subject to certain restrictions, a Contract Owner may make transfers of contract value at any time among and between the subaccounts, and among and between the subaccounts and the fixed-interest allocation options.

6.	The Current Contract offers a variety of annuity payment options. The Contract Owner may annuitize at any time following the second contract anniversary. In the event of a Contract Owner's (or the Annuitant's, if any Contract Owner is not an individual) death prior to annuitization, the beneficiary may elect to receive the death

benefit in the form of one of the annuity payment options instead of a lump sum. The

Current Contract also offers living benefits that guarantee a minimum income benefit or

lifetime withdrawals.

7.   The Current Contract assesses a Mortality and Expense Risk Charge equal

to an annualized rate of 1.65% of the daily net assets of the Separate Account for the first

eight contract years. Beginning with the ninth contract year, the Mortality and Expense

Risk Charge is equal to an annualized rate of 1.30% of the daily net assets of the Separate

Account. Also, the Current Contract assesses an Administrative Charge equal to an

annualized rate of 0.20% of the daily net assets of the Separate Account.

8.   The Current Contract assesses a Contingent Deferred Sales Charge

("CDSC") upon certain surrenders from the contract. The CDSC schedule is as follows:

Number of Completed Years from Date of Purchase Payment	0	1	2	3	4	5	6	7	8+
CDSC Percentage	8%	8%	8%	7%	6%	5%	4%	3%	0%

9.   The Current Contract permits a certain amount of CDSC-free withdrawals

each year. This annual "free-out" amount is equal to 10% of purchase payments that are

subject to a CDSC (such amount being net of any purchase payments previously

withdrawn that were already subject to the CDSC). Additionally, no CDSC is assessed:

upon the annuitant's death, upon annuitization of the contract, when distributions are

necessary in order to meet minimum distribution requirements under the Code, and under

an age-based "free-withdrawal" program that allows Contract Owners to take systematic withdrawals of certain contract value percentages at specified ages without incurring a CDSC. Finally the Current Contract includes a Long-Term Care/Nursing Home and Terminal Illness Waiver at no additional charge that allows a Contract Owner to withdraw value from their contract free of CDSC if, under certain circumstances, the Contract Owner is confined to a long-term care facility or hospital, or if the Contract Owner is diagnosed with a terminal illness.

10.   At the time of application, an owner may purchase one of two optional living benefit riders described below, subject to state availability. The Applicants may add other optional living benefit riders to the Current Contract in the future.

(a)   The 5% Lifetime Income Option ("5% L.Inc Option") provides for lifetime withdrawals, up to a certain amount each year, even after the contract value is zero, for the duration of the Contract Owner's lifetime. The 5% L.Inc Option calculates the benefit base using a 5% simple interest calculation. In exchange for the 5% L.Inc Option, NWL assesses an annual charge not to exceed 1.00% (currently, 0.85%) of the current benefit base.

(b)   NWL also offers a 5% Spousal Continuation Benefit whereby the spouse of a deceased Contract Owner can continue to receive the benefits associated with the 5% L.Inc Option for the rest of his or her lifetime. In exchange for the 5% Spousal Continuation Option Benefit, NWL assesses an annual charge equal to 0.15% of the current benefit base. The charges for the 5% L.Inc Option and the 5% Spousal Continuation Benefit are taken via redemption of accumulation units. The 5% L.Inc

Option and the 5% Spousal Continuation Benefit are only available for Current Contracts issued in the State of New York.

(c)   The 10% L.Inc Option is substantially the same as the 5% L.Inc Option except that it calculates the benefit base using a 10% simple interest calculation. In exchange for the 10% L.Inc Option, NWL assesses an annual charge not to exceed 1.20% (currently, 1.00%) of the current benefit base.

(d)   NWL also offers a 10% Spousal Continuation Benefit whereby the spouse of a deceased Contract Owner can continue to receive the benefits associated with the 10% L.Inc Option for the rest of his or her lifetime. In exchange for the 10% Spousal Continuation Benefit, NWL assesses an annual charge not to exceed 0.30% (currently, 0.20%) of the current benefit base. The charges for the 10% L.Inc Option and the 10% Spousal Continuation Benefit are taken via redemption of accumulation units. The 10% Spousal Continuation Benefit is not available for Current Contracts issued in the State of New York.

11.   The Current Contract provides for a death benefit to be paid to the designated beneficiary(ies) upon the death of the annuitant prior to annuitization. The death benefit will be the greater of the contract value or the total of all purchase payments, less an adjustment for amounts surrendered. There is no charge for this death benefit. In lieu of the standard death benefit, the Contract Owner can elect one of three available death benefit options, each of which assesses an additional charge.

(a)   One-Year Enhanced Death Benefit Option - For Current Contracts with total purchase payments equal to or less than $3 million at the time of death, the amount of the death benefit will be the greatest of: (1) the contract value; (2) the total of all purchase payments, less an adjustment for amounts surrendered; or (3) the highest contract value on any contract anniversary before the annuitant's 86th birthday, less an adjustment for amounts subsequently surrendered, plus purchase payments received after that contract anniversary. For Current Contracts with total purchase payments greater than $3 million at the time of death, the amount of the death benefit will be calculated using the following formula: $(A \times F) + B(1-F)$ where A equals the death benefit described above, B equals the contract value, and F equals the ratio of $3,000,000 to the total of all purchase payments made to the contract. In no event will the beneficiary receive less than the contract value. This rider option is only available for Current Contracts where the annuitant is age 80 or younger at the time of application. An annualized charge equal to 0.20% of the daily net assets of the Separate Account is assessed for the election of this rider option.

(b)   One-Month Enhanced Death Benefit Option - For Current Contracts with total purchase payments equal to or less than $3 million at the time of death, the amount of the death benefit will be the greatest of: (1) the contract value; (2) the total of all purchase payments, less an adjustment for amounts surrendered; or (3) the highest contract value on any monthly contract anniversary before the annuitant's 81st birthday, less an adjustment for amounts subsequently surrendered, plus purchase payments received after that contract anniversary. For Current Contracts with total purchase payments greater than $3 million at the time of death, the amount of the death benefit will be calculated using the following formula: $(A \times F) + B(1-F)$ where A equals the death benefit described above, B equals the contract value, and F equals the ratio of $3,000,000 to the total of all purchase payments made to the contract. In no event will the beneficiary receive less than the contract value. This rider option is only available for Current Contracts where the annuitant is age 75 or younger at the time of application. An annualized charge equal to 0.35% of the daily net assets of the Separate Account is assessed for the election of this rider option.

(c)   Combined Enhanced Death Benefit Option - For Current Contracts with total purchase payments equal to or less than $3 million at the time of death, the amount of the death benefit will be the greatest of: (1) the contract value; (2) the total of all purchase payments, less an adjustment for amounts surrendered; (3) the highest contract value on any contract anniversary before the annuitant's 81st birthday, less an adjustment for amounts subsequently surrendered, plus purchase payments received after that contract anniversary; or (4) the 5% interest anniversary value, which is equal to purchase payments minus amounts surrendered, accumulated at 5% compound interest until the last contract anniversary prior to the annuitant's 81st birthday. Such total accumulated amount shall not exceed 200% of the net of purchase payments and amounts surrendered. For Current Contracts with total purchase payments greater than $3 million at the time of death, the amount of the death benefit will be calculated using the following formula: (A x F) + B(1-F) where A equals the death benefit described above, B equals the contract value, and F equals the ratio of $3,000,000 to the total of all purchase payments made to the contract. In no event will the beneficiary receive less than the contract value. This rider option is only available for Current Contracts where the annuitant is age 75 or younger at the time of application. An annualized charge equal to 0.45% of the daily net

assets of the Separate Account is assessed for the election of this rider option.

        (d)   Spousal Protection Feature - The standard death benefit and each of the

death benefit riders include a Spousal Protection Feature at no additional charge. This

feature allows a surviving spouse to continue the contract while receiving the economic

benefit of the death benefit upon the death of the other spouse.

        12.   The Beneficiary Protector Option II - The Current Contract offers the

Beneficiary Protector Option II as an optional rider. This option provides that upon the

death of the annuitant, and in addition to any death benefit payable, NWL will credit an

additional amount to the contract equal to either 40% (if the annuitant is age 70 or

younger at the time of application) or 25% (if the annuitant is age 71 to 75 at the time of

application) of adjusted earnings. If no co-annuitant is named, the optional benefit and its

associated charge will terminate after the application of the earnings enhancement. If a

co-annuitant is named and such surviving co-annuitant is 75 or younger at the time of the

first annuitant's death, the option will "reset" upon the death of the first co-annuitant and

a second earnings enhancement will be applied upon the death of the second annuitant. If

the surviving co-annuitant is older than 75 at the time of the first annuitant's death, the

optional benefit and its associated charge will terminate. This rider option is not

available for Current Contracts where the annuitant is older than age 75 at the time of

application. Earnings enhancements applied under this option are considered earnings,

not purchase payments. An annualized charge of 0.35% of the daily net assets of the

Separate Account is assessed for election of this rider option. Additionally, allocations made to the fixed account are assessed a charge of 0.35% by means of a decreased interest crediting rate.

13. For the first contract year, NWL will apply a credit (the "Credit") to each Current Contract equal to 5% of each purchase payment made to that contract. The Credit, which is funded by NWL's general account, will be allocated among the subaccounts and the fixed account in the same proportion and at the same time that the purchase payment is allocated to the Current Contract. For purposes of all benefits and taxes under the Current Contract, Credits are considered earnings, not purchase payments.

14. NWL would recapture Credits in several circumstances. First, NWL would recapture Credits in the event that the Contract Owner exercises his or her "free look" right. Second, NWL would recapture Credits applied after or within 12 months prior to the Contract Owner's death (unless the deceased Contract Owner's spouse chooses to continue the Current Contract) (the "Death Caveat"). Third, NWL would recapture Credits upon a surrender or withdrawal of purchase payments where the CDSC is waived under the terms of the Long-Term Care/Nursing Home and Terminal Illness Waiver, as defined in the Current Contract, in which event NWL would recapture all Credits applied during the 12 months prior to receipt of long-term care, confinement to a nursing home, or date of diagnosis of a terminal illness, as applicable (the "Long-term Care Caveat").

15. Credits vest after the end of the free look period, with two exceptions. After the end of the free look period, NWL would recapture subject to the Death and

Long-term Care Caveats. All Credits are fully vested 12 months after the date NWL applies them to the Contract Owner's contract value.

16. The Applicants represent that NWL provides the Credit from its general account on a guaranteed basis. The Current Contract is designed to be a long-term investment vehicle and, consistent with this design, NWL contemplates that a Contract Owner would retain his or her Current Contract over an extended period. NWL designed the Current Contract so that it would recover its costs (including the Credits) over an anticipated duration while a Current Contract is in force. The Applicants contend that if NWL pays a death benefit or the Contract Owner takes a withdrawal or surrender before the end of this anticipated period, or if a Contract Owner withdraws his or her money during the free look period, NWL would not have had sufficient time to recover the costs associated with providing the Credits, and will incur a loss.

17. The Applicants previously received orders for exemptive relief to permit, with respect to an earlier class of contracts (the "Prior Contracts"), the recapture of certain bonus credits. Those orders encompassed relief for future contracts substantially similar to the Prior Contracts. Applicants assert that the Current Contract differs from the Prior Contracts in the following respects: (1) The bonus credits are part of the base contract, as opposed to being optional riders; (2) The CDSC in the Current Contract is slightly higher; (3) The Current Contract offers two optional guaranteed lifetime withdrawal riders, which were not contemplated in the Prior Contracts; and (4) The circumstances under which NWL will recapture the bonus credits is different than contemplated in previous applications. Because the Applicants believe the Commission

may view these differences as material, the Applicants are seeking an additional order as set forth in the amended application.

Legal Analysis:

1.   Subsection (i) of Section 27 of the Act provides that Section 27 does not apply to any registered separate account supporting variable annuity contracts, or to the sponsoring insurance company and principal underwriter of such account, except as provided in paragraph (2) of the subsection. Paragraph (2) provides that it shall be unlawful for a registered separate account funding variable insurance contracts or a sponsoring insurance company of such account to sell a contract funded by the registered separate account unless, among other things, such contract is a redeemable security.

2.   Section 2(a)(32) of the Act defines a "redeemable security" as any security, other than short-term paper, under the terms of which the holder, upon presentation to the issuer, is entitled to receive approximately his or her proportionate share of the issuer's current net assets, or the cash equivalent thereof.

3.   Section 22(c) of the Act authorizes the Commission to make rules and regulations applicable to registered investment companies and to principal underwriters of, and dealers in, the redeemable securities of any registered investment company to accomplish the same purposes as contemplated by Section 22(a) of the Act. Rule 22c-1 thereunder imposes requirements with respect to both the amount payable on redemption of a redeemable security and the time as of which such amount is calculated. Specifically, Rule 22c-l, in pertinent part, prohibits a registered investment company issuing any redeemable security, a person designated in such issuer's prospectus as

authorized to consummate transactions in any such security, and a principal underwriter

of, or dealer in, such security from selling, redeeming, or repurchasing any such security,

except at a price based on the current net asset value of such security which is next

computed after receipt of a tender of such security for redemption, or of an order to

purchase or sell such security.

4.   Section 6(c) of the Act authorizes the Commission to exempt any person,

security, or transaction, or any class or classes of persons, securities, or transactions from

the provisions of the Act and the rules promulgated thereunder if and to the extent that

such exemption is necessary or appropriate in the public interest and consistent with the

protection of investors and the purposes fairly intended by the policy and provisions of

the Act.

5.   To the extent that the recapture of the Credits could be seen as resulting in

the redemption of a security at a price other than at the security's current net asset value,

or could be viewed as resulting in the payment to a Contract Owner of less than his or her

proportional share of the issuer's net assets in violation of Section 2(a)(32) or 27(i)(2)(A)

of the Act, NWL's recapture of Credits would trigger the need for relief absent some

exemption from the Act. Consequently, the Applicants request an exemption from the

provisions of Sections 2(a)(32), 22(c), and 27(i)(2)(A) of the Act and Rule 22c-1

thereunder to the extent deemed necessary to permit them to recapture Credits under the

Contracts issued in conjunction with the Separate Account and any Other Accounts.

6.   The Applicants contend that the recapture of the Credit would not result in

a violation of Section 22(c) and Rule 22c-1, which prohibit, among other things, the redemption of a security at a price other than the security's current net asset value. The

Applicants contend that the recapture procedures described herein do not involve either

of the evils or harmful events that Rule 22c-1 was intended to eliminate or reduce,

namely: (1) the dilution of the value of outstanding redeemable securities of registered

investment companies through their sale at a price below net asset value or their

redemption or repurchase at a price above it; and (2) other unfair results, including

speculative trading practices. Applicants submit that these evils were the result of

backward pricing, the practice of pricing a mutual fund share based on the per share net

asset value determined as of the close of the market on the previous day. Backward

pricing diluted the value of outstanding mutual fund shares by allowing investors to take

advantage of increases or decreases in net asset value that were not yet reflected in the

mutual fund share price.

7.   The Applicants submit that recapturing the Credits will not deprive a

Contract Owner of his or her proportionate share of the Separate Account's current net

assets. After the end of the free look period, the Credits are fully vested with two

exceptions. NWL will recapture: (1) all Credits applied within 12 months prior to the

Contract Owner's death, and also any Credits applied after the Contract Owner's death

(unless the deceased Contract Owner's spouse chooses to continue the Current Contract);

and (2) all Credits applied within 12 months prior to receipt of long-term care,

confinement to a nursing home, or date of diagnosis of a terminal illness, as applicable.

The purpose of these exceptions is to allow enough time to pass after application of a

Credit for NWL to recoup a sufficient portion of the expense it incurred in providing the

Credit. The Applicants submit that until the Credits are fully vested, NWL retains the right to and interest in each Contract Owner's contract value in an amount equal to the dollar amount of any unvested Credits. Therefore, if NWL recaptures any Credits in the circumstances described herein, it would merely be retrieving its own assets. To the extent that NWL recaptures any Credits in connection with the Current Contract, it would not deprive any Contract Owner of his or her proportionate share of the Separate Account's assets, and thus would not violate the Act.

8.　　　The Applicants also submit that the second harm that Rule 22c-1 was designed to address, namely, speculative trading practices calculated to take advantage of backward pricing, will not occur as a result of the recapture of the Credit. Variable annuities are designed for long-term investment, and by their nature do not lend themselves to the kind of speculative short-term trading that Rule 22c-1 was designed to prevent. Furthermore, the Applicants contend that the process of recapturing Credits does not create the opportunity for speculative trading.

9.　　　Even if the Credit provisions arguably conflict with Sections 2(a)(32) or 27(i)(2)(A) of the Act or Rule 22c-1 thereunder, the Applicants submit that the Commission should grant the exemptions requested in the application on equitable grounds. The Applicants contend that the Credit provisions are generally beneficial to the Contract Owner. The recapture provisions of the Current Contracts temper this benefit somewhat, but unless the Contract Owner dies, the Contract Owner retains the ability to avoid the Credit recapture in the circumstances described in the application. The Applicants state that the Credit recapture provisions are necessary for NWL to offer the Credits and avoid anti-selection against it. No CDSC would be imposed in any of the circumstances under which a Credit would be recaptured.

10.   The Applicants submit that it would be inequitable to NWL to permit a Contract Owner to keep his or her Credits upon his or her exercise of the Current Contract's free look provision. Because no CDSC applies to the exercise of the free look right, the Contract Owner could obtain a quick profit in the amount of the Credit at NWL's expense by exercising that right immediately after the Credits were applied to the Current Contract.

11.   Likewise, the Applicants submit that it would be inequitable to permit a Contract Owner or beneficiary to keep Credits in those situations where the annuitant dies within 12 months of applying a Credit, where Credits are applied after the Contract Owner's death, or where the Contract Owner takes a surrender or withdrawal from the Current Contract without a CDSC under the terms of the Long-Term Care/Nursing Home and Terminal Illness Waiver within 12 months of applying a Credit. In these situations, NWL would be unable to recover the cost of granting the Credits because they would be redeemed out of the Current Contract before enough time passed for NWL to recoup a sufficient portion of the associated costs through the assessment of charges, particularly the daily Mortality and Expense Risk Charge and the daily Administrative Charge. The Applicants state that NWL cannot offer the proposed Credits without the ability to recapture those Credits in the circumstances described herein.

12.   The Applicants state, based on the grounds presented below, that their exemptive request meets the standards set out in Section 6(c) of the Act, namely, that the

exemptions requested are necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act and that, therefore, the Commission should grant the requested order.

13.   The Applicants submit that their request for an Order that is applicable to the Contracts and Other Accounts, as well as Other Underwriters, is appropriate in the public interest. The Applicants also contend that such Order would promote competitiveness in the variable annuity market by eliminating the need to file redundant exemptive applications, thereby reducing administrative expenses and maximizing the efficient use of the Applicants' resources. The Applicants further assert that investors would not receive any benefit or additional protection by requiring the Applicants to repeatedly seek exemptive relief that would present no issue under the Act that has not already been addressed in the Amended Application described herein. The Applicants submit that filing additional applications would impair their ability to effectively take advantage of business opportunities as they arise. Furthermore, the Applicants state that if they were repeatedly required to seek exemptive relief with respect to the same issues addressed in the Amended Application described herein, investors would not receive any benefit or additional protection thereby.

Conclusion

Applicants submit that based on the analysis presented above, the provisions for recapture of the Credit under the Contracts does not violate Sections 2(a)(32) and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder. Applicants further submit that there are equitable grounds for granting the requested relief and the exemptions requested meet the standards of Section 6(c) of the Act and respectfully request that the Commission issue an order of approval pursuant to Section 6(c) of the Act to exempt the Applicants with respect to (1) the Contracts, (2) the Separate Account and Other Accounts that support the Contracts and (3) NISC and Other Underwriters, from the provisions of Sections 2(a)(32) and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder, to the extent necessary to permit the recapture of all or a portion of the Credits in the circumstances described above.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary